UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No   )

SBA Communications Corp
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

78388J106
(CUSIP Number)


1.		NAME OF REPORTING PERSON
	Nevis Capital Management, Inc.

		SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
		52-1740975

2.		CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP:
		(a)
		(b)

4.		CITIZENSHIP OR PLACE OF ORGANIZATION
		Maryland

5.		SOLE VOTING POWER:
		2,360,953

6.		SHARED VOTING POWER:
		0

7.		SOLE DISPOSITIVE POWER:
		2,360,953

8.		SHARED DISPOSITIVE POWER:
		0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
		2,360,953

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES:

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
		5.8%

12.		TYPE OF REPORTING PERSON:
		IA

ITEM 1.
	(a)	Name of Issuer:
		SBA Communications
		(b)	Address of Issuer's Principal Executive Offices:
			One Town Center Rd. 3rd Floor
			Boca Raton, FL  33486

ITEM 2.
	(a)	Name of Person Filing:
		NEVIS CAPITAL MANAGEMENT, INC.
	(b)	Address of Principal Business Office:
		1119 St. Paul St, Baltimore MD  21202
	c	Citizenship:
		MARYLAND
	(d)	Title of Class of Securities:
		COMMON STOCK
(e)	CUSIP Number:
78388J106

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b),
or 13d-2(b), check whether the person filing is a:

(e)	Investment Advisor registered under
Section 203 of the Investment Adisors
Act of 1940.     X

ITEM 4.	Ownership
(a)	Amount Beneficially Owned:
2,360,953
(b)	Percent of Class:
5.8%
	c	Number of shares as to which such person has
(i)	sole power to vote or to direct vote:
2,360,953
(ii)	shared power to vote or to direct the vote:
0
(iii)	sole power to dispose or to direct the disposition:
2,360,953
(iv)	shared power to dispose or to direct the disposition:
0